PHARMA-BIO SERV, INC.
                        SARDINERA BEACH BUILDING SUITE 2
                              MARGINAL COSTA DE ORO
                            DORADO, PUERTO RICO 00646

                                 August 9, 2006

Securities and Exchange Commission
Washington, DC 20549
Attention: Mr. Steven Jacobs
           Accounting Branch Chief

                        RE:   PHARMA-BIO SERV, INC.
                              REGISTRATION STATEMENT ON FORM SB-2
                              FILE NO. 333-132847
                              -----------------------------------

Ladies and Gentlemen:

      Pursuant to our telephone conference call on August 3, 2006, we are writing this letter to address both the question of whether the acquisition by Lawrence Consulting Group, Inc. ("Lawrence") of Plaza Consulting Group, Inc. ("Plaza") is properly accounted for as a reverse acquisition and to address the specific questions raised by the staff in the letter of comments dated July 28, 2006.

      SFAS No. 141 (Paragraphs 15, 16, 17 and 18) lists a number of issues, facts and circumstances to be considered in identifying the acquirer in a business combination:

1. What are the relative voting rights in the combined entity? The transaction was structured as the merger of a newly-created subsidiary of Lawrence into Plaza, with Plaza being the survivor and Elizabeth Plaza, the sole stockholder of Plaza, receiving cash, stock and a deferred payment that is not subject to any contingencies. Contemporaneously with the closing of merger, a group of investors purchased preferred stock which was automatically converted into common stock. The investors purchased the stock based on the business of Plaza. The merger with Lawrence was more a means for the investors to invest in Plaza rather than an investment in Lawrence, and, if we look at the economic reality, they were really Plaza stockholders. The relative voting rights in the combined entity after the business combination need to be considered. One indicia of the acquirer in determining which group of owners retained or received the largest portion of the voting rights in the combined entity. At closing, Elizabeth Plaza, who was the sole stockholder of 1,150,000 shares of common stock, constituting approximately 49.96% of the outstanding stock. In addition, the combined entity (referred to as the "Company") issued outstanding shares of convertible preferred stock which were convertible into 15,998,800 of common stock. After giving effect to the issuance of these shares Ms. Plaza's percentage interest decreased to 6.3%. However, (i) she continued to serve as a director, president and chief executive officer of the Company, (ii) the preferred stock investors, while they may technically have invested in Lawrence, from an economic point of view, they were investing in Plaza as a business with Elizabeth Plaza as CEO, and (iii) the preferred stock investors are passive investors and do not have any role in the management of the Company. Thus, looking as the voting test, Plaza is the acquiring party. We also note that, since stockholder approval was required for the preferred stock to be converted, Ms. Plaza and one other stockholder was all that was necessary to approve the amendment to the certificate of incorporation to convert the preferred stock into common.

2. What are the relative equity interests in the combined entity? The relative equity interest, specifically whether there is a large minority voting interest in the Company, post acquisition is also considered in determining the acquiring party. For the reasons set forth above, we believe that the Plaza investors (i.e., those stockholders who either were stockholders before the acquisition or became stockholders with a view to investing in Plaza) constitute the largest blocks of stock, which supports our belief that Plaza is the acquiring party. The investors in the private placement, while they may have technically purchased Lawrence stock, were not continuing Lawrence stockholders. Rather, as noted above, they were really investors in Plaza and their investment was contingent upon the completion of the Plaza acquisition and was necessary for the Plaza acquisition to be consummated.

3. What is the composition of the governing body of the combined entity? The present board is comprised of five directors, one of whom is Ms. Plaza, another of whom is Mr. Perylsky, who was the sole officer and director of Lawrence prior to the acquisition, and the other three are independent directors who had no independent relationship with either Plaza or Lawrence prior to the acquisition. However, each of the directors was approved in advance by Ms. Plaza. Because of the desire of all parties that the Company have a majority of independent directors, in order to comply with the independent director requirement of Sarbanes-Oxley, the fact that a majority of the directors are not former Plaza directors does not detract from our conclusion that Plaza is the acquiring party for accounting purposes.

4. Is there a continuity of management? The senior management of the combined entity is solely the senior management of Plaza. The former officer of Lawrence, Mr. Perlysky, has a short-term consulting contract for which he receives compensation only if he brings business to the company. He is not an officer and has no authority to act on behalf of the company and is not active in the business and affairs of the company. Ms. Plaza was, and is, the chief executive officer and president and she exercises the same management authority now that she did prior to the transaction. The continuity of management is another indication that Plaza is the acquiring party.

5. Can either party be said to have paid a premium? Footnote 9 of SFAS 141 states that the premium criteria only applies if the equity securities exchanged are publicly traded, and the stock of the neither Plaza nor Lawrence was publicly traded. Therefore, this consideration is not relevant in determining the accounting treatment of the transaction.

6. Is the fair value of one of the combining entities significantly greater than the other? If consideration is given to the relative size of each entity, then it is clear that Plaza is the acquiring party. Set forth below is a table setting forth information relating to Lawrence and Plaza based on Plaza's financial statements at October 31, 2005 and for the year then ended and Lawrence's financial statements at December 31, 2005 and for the year then ended (dollars in thousands).

                                              Lawrence            Plaza
                                              --------          -------
        Revenue                               $    23           $17,412
        Net income (loss)                         (83)            6,390
        Working capital (deficiency)              (25)            5,616
        Assets                                     10             7,217
        Liabilities                                35             1,237
        Stockholders' equity                      (25)            5,981

      Based on the foregoing, we believe that the transaction qualifies as a reverse acquisition under SFAS No. 141, with Plaza being the acquiring party. In addition, if we look to the economic reality of the transaction, it is clear that Plaza is the acquiring party and that any financial statements which do not provide the historical operations and financial condition of Plaza would not provide meaningful information to a person trying to understand the business and financial condition of the Company.

      Having reached this conclusion, we have the following response to the accounting comments 15 through 19 set forth in the staff's letter of comment.

15. We note that your weighted average shares outstanding - diluted and diluted earnings per common share as reported here appear inconsistent with the amounts reported in your Form l0-QSB for the period ended April 30, 2006 at pages 4, 10 and 27. Please advise us as to this difference or revise accordingly.

      Based on the reverse accounting treatment, the number shares of common stock outstanding for purpose of determining primary earning per share, for all periods through the closing date, January 25, 2006, is 1,750,000 shares, representing (i) the shares that were issued to Elizabeth Plaza (1,150,000) plus (ii) the shares that were issued to San Juan Holdings (600,000). We believe the San Juan Holdings shares should be included in the outstanding shares even though San Juan Holdings was not a stockholder of Plaza prior to the reverse acquisition. San Juan Holdings was engaged by both Plaza and Ms. Plaza; however, the principal purpose of the engagement was to enable Ms. Plaza to sell her equity in the Plaza on the best possible terms. Ms. Plaza was not concerned with the form of the transaction, only whether the price was acceptable. Ms. Plaza would have preferred, if possible, to sell her Plaza stock for an all cash payment, and a payment in range of $19 million would have been readily accepted. However, San Juan Holdings was not able to negotiate an all-cash sale, and the sale reflected in the reverse acquisition reflects the best terms that were available. San Juan Holdings negotiated on behalf of Ms. Plaza, who was clearly the party in interest. In exchange for its services to Ms. Plaza, San Juan Holdings was to receive a portion of the consideration that was payable for the stock of the Plaza. The total consideration paid for the stock of Plaza was $10,000,000 in cash, deferred payments of $8,250,000, 1,750,000 shares of common stock and warrants to purchase 2,500,000 shares of common stock. Of this consideration, the cash and deferred payments and 1,150,000 of the shares were issued to Ms. Plaza and 600,000 shares plus the warrants to purchase 2,500,000 shares were issued to San Juan Holdings. Under reverse merger accounting, all of the securities issued to Ms. Plaza and San Juan Holdings are treated as outstanding for all periods presented. We believe that this accounting treatment is consistent with FASB 141.

      Based on the foregoing analysis, the number of shares outstanding for basic earnings per share is the 1,750,000 shares issued to Ms. Plaza and San Juan Holdings. For determining the number of additional shares outstanding in computing diluted earnings per share we use the treasury stock method for determining the number of shares of common stock deemed to be outstanding. This computation is determined as follows:

         From exercise of San Juan Holdings Warrants:
         --------------------------------------------
         Proceeds from exercise of San Juan Holdings
         Warrants                                                  2,500,000  $  0.06       $   150,000
                                                                                            ===========
         Number of Shares Issued                                                              2,500,000
         Number of Shares assumed to be reacquired                                              204,248
                                                                                            -----------
         Number of Shares assumed issued and not reacquired                                   2,295,752
                                                                                            ===========
         From exercise of options of Plaza key employees:
         ------------------------------------------------
         Proceeds from exercise of stock options                     776,186  $0.7344       $   570,031
                                                                                            ===========
         Number of Shares Issued                                                                776,186
         Number of Shares assumed to be reacquired                                              776,186
                                                                                            -----------
         Number of Shares assumed issued and not reacquired                                          --
                                                                                            ===========

      The Form 10-QSB for the first and second quarters will be revised to reflect this computation of outstanding shares.

16. We have reviewed your response to prior comment 60. It does not appear that you have recognized any expense related to the issuance of the warrants to purchase common stock at $.06 per share, but rather that all such amounts have been recorded directly to stockholders' equity. Please tell us the following:

      a) Your basis for determining the value of the 1,600,000 warrants issued in 2004;

      b) The purpose for issuing the 1,600,000 warrants in 2004 and the 2,500,000 warrants to San Juan Holdings in 2005, including whether such warrants were issued in exchange for goods or services;

      c) How you plan to account for any changes in fair value of the warrants;

      d) Your basis for recording the value of these warrants at issuance directly to stockholders' equity.

In responding to each point raised, please include references to the specific authoritative accounting literature you relied on in reaching your conclusions.

      a) In January 2004, the Company, then known as Lawrence Consulting Group, Inc., sold 400,000 shares of common stock and warrants to purchase an additional 1,600,000 shares of common stock at an exercise price of $.06 per share, to its founders, for a total consideration of $1,000. Lawrence believed that the purchase price paid reflects the fair value at that time.

      b) See our response to (a) with respect to the issuance of the warrants in 2004. The 2,500,000 warrants issued to San Juan Holdings in 2006 were issued in consideration for services rendered by San Juan Holdings to Ms. Plaza in negotiating and assisting in the completion of the sale of Ms. Plaza's shares by means of the reverse acquisition. The fair value of the stock and warrants were treated as costs of the acquisition and were charged to capital.

      c) There were no changes in the fair value of the warrants. The warrants issued in 2006 were valued at their intrinsic value, which is the difference between $.7344, which is the value of the common stock on the closing date, and the exercise price of the warrants, $.06 per share. This amount is treated as a charge to additional paid-in capital. There was no change in the accounting treatment of the warrants issued in 2004, since those warrants were outstanding for the entire period and were not affected by, or issued in connection with the reverse acquisition.

      d) The value of the warrants to purchase 2,500,000 shares of common stock at $.06 per share, were a cost of the transaction, which is properly charged against stockholders' equity.

      Both SFAS 141 and EITF 99-12 provide that securities issued to consummate a business combination should be valued at market. Since there was no public market for the Company's securities, the Company valued the common stock based on the most recent transaction with unrelated parties, which was the private placement that was completed contemporaneously with the acquisition closing. The Company used a per share value of $.7344, which was determined by dividing the purchase price of the series A preferred stock that was issued to the investors ($11,750,000) by the number of shares of common stock that were issued on conversion of the series A preferred stock (15,998,800). That value was used in determining the value of the warrants issued to San Juan Holdings and in determining the value of the common stock that was issued to Ms. Plaza for the acquisition of her shares of Plaza common stock in the reverse merger.

      17. We have reviewed your responses to prior comments 63, 64 and 65. Please revise your disclosure to clarify both the legal and accounting form of the transaction, to identify both the accounting and legal acquirers in the transaction, to clarify that the historical financial statements are those of the accounting acquirer and to explain the change in capital structure that resulted from the transaction

      The financial statements will reflect that the legal acquirer is Lawrence but the accounting acquirer is Plaza.

18. We have reviewed your response to prior comment 66. Please provide the following additional information:

      a) With regard to the shares issued to San Juan Holdings, who it appears was not previously a shareholder of Plaza, please tell us for what purpose such shares were issued and whether they represent compensation and/or transaction costs. Based on the nature of this share issuance, please tell us how you determined it was appropriate to record the value of such shares directly to equity. We note your disclosure at pages 17 and F-6 that such shares were issued in consideration for investment banking services received;

      b) How you determined that the $10 million paid and three payments of $2.75 million to be made in the future to Elizabeth Plaza constitute the purchase price of her stock. In your response, please tell us how you considered the shares of Pharma-Bio issued to Elizabeth Plaza and her ongoing interest in Pharma-Bio in determining the additional value of her shares to be paid to her in cash. Also specifically address how you determined the total value of her shares.

      a) As discussed in our response to comment 15, the San Juan Holdings received for its investment banking services which benefited Ms. Plaza, a portion of the total consideration that was payable with respect to the purchase price of Plaza and constitute a cost of the transaction, and were thereby charged against equity. The services solely benefited Ms. Plaza in that they enabled her to sell her shares of Plaza stock on the best available terms. The engagement was to enable Ms. Plaza to sell her shares, and the vehicle for doing that was the reverse acquisition. The money that was raised was raised to pay the cash portion of the purchase price to her. In fact, the net proceeds from the financing were almost exactly the amount need to make the payment to Ms. Plaza.

      b) The agreement between Plaza, Lawrence, Plaza Acquisition Corp. (a wholly-owned subsidiary of Lawrence) and Ms. Plaza provided that the purchase price for her stock is the $10,000,000 cash payment, the three deferred payments each in the amount of $2,750,000, and the 1,150,000 shares. Ms. Plaza pays tax based on that purchase price. The shares of common stock were valued at $.7344 per share, as discussed in the response to comment 16. The securities issued to San Juan Holdings, which may be deemed to be both income and an offsetting deduction (as a cost of the transaction) to Ms. Plaza, are a cost of the transaction.

      Although Ms. Plaza continued to have a controlling position in the Company immediately after the acquisition, this position resulted from the fact that the Company did not have sufficient common stock to enable the investors to receive common stock. After the conversion of the preferred stock, Ms. Plaza's equity in the Company significantly decreased to 6.3%, which would have been her percentage interest if the investors had received common stock immediately.

19. We note your disclosure that the stock warrants issued to San Juan Holdings, the investment banker, and to Ms. Plaza as a result of the reverse acquisition were deemed to be outstanding through all periods prior to the transaction. However, per Exhibit A to your response letter, it appears the shares issued to Ms. Plaza were only included for purposes of diluted EPS from January 25, 2006 and forward. Please explain this to us or revise accordingly. In addition, please tell us why you have included the shares and warrants issued to San Juan Holdings that do not represent merger consideration as being outstanding for all periods.

      The shares and warrants issued to San Juan Holdings are deemed outstanding for all periods presented for the reasons discussed above.

      Thank you for your consideration. We would appreciate your giving expedited treatment to your review of the responses raised in this letter.

                                                         Very truly yours,

                                                         /s/ Manuel O. Morera
                                                         Chief Financial Office